EXHIBIT 12.1 — STATEMENT RE: COMPUTATION OF RATIO
OF EARNINGS TO FIXED CHARGES
AND RATIO OF EARNINGS TO COMBINED FIXED CHARGES
LIBERTY PROPERTY TRUST / LIBERTY PROPERTY LIMITED PARTNERSHIP
(Amounts in thousands except ratio amounts)

Six months ended June 30, 2007
Earnings before fixed charges:
Income before allocation of minority interest and income from investments in unconsolidated subsidiaries	$83,153
Add: Interest expense	56,272
Depreciation expense on cap’d interest	2,560
Amortization of deferred financing costs	2,043

Earnings before fixed charges	$144,028

Fixed charges:
Interest expense	$56,272
Amortization of deferred financing charges	2,043
Capitalized interest	23,759

Fixed charges	82,074

Preferred share distributions	—
Preferred unit distributions	7,628

Combined fixed charges	$89,702

Ratio of earnings to fixed charges	1.75

Ratio of earnings to combined fixed charges	1.61